UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            OMNI Rail Products, Inc.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    68212J117
                                    ---------
                                 (CUSIP Number)


                                 William E. Cook
                               1413 Loniker Drive
                          Raleigh, North Carolina 27615
                          -----------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 24, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f), or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68212J117                                                  Page 1 of 1

1. Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only).

     William E. Cook

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
                                                                         (a) |_|
                                                                         (b) |_|

3.   SEC Use Only.

4.   Source of Funds (See Instructions). PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|

6.   Citizenship or Place of Organization.

     United States

Number of         7.    Sole Voting Power   686,973
Shares
Beneficially      8.    Shared Voting Power
Owned by
Each              9.    Sole Dispositive Power   686,973
Reporting
Person With       10.   Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

     686,973

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

     Not applicable.

13.  Percent of Class Represented by Amount in Row (11).

     21.3 percent

14.  Type of Reporting Person (See Instructions).

     IN

Item 1. Security and Issuer

     This statement relates to shares of common stock, $.01 par value, of OMNI Rail Products, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 975 S.E. Sandy Boulevard, Portland, Oregon 97214.

Item 2. Identity and Background

     (a) The name of the person filing this statement is William E. Cook.

     (b) Mr. Cook's residence address is 1413 Loniker Drive, Raleigh, North Carolina 27615.

     (c) Mr. Cook is Chairman of the Board of Directors and a director of the Company.

     (d) During the past five years, Mr. Cook has not been convicted in any criminal proceeding.

     (e) During the past five years, Mr. Cook has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Cook is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     On October 24, 1998, Mr. Cook loaned the Company the amount of $122,580. To evidence such loan, the Company executed and delivered to Mr. Cook an 8% Secured Convertible Subordinated Note. Mr. Cook used personal funds to make such loan to the Company. On August 15, 2000, Mr. Cook converted the $122,580 principal balance owing to him under the 8% Secured Convertible Subordinated Note that the Company issued to him on October 24, 1998, into 634,472 shares of the Company's common stock.

Item 4. Purpose of Transaction

     On October 24, 1998, Mr. Cook loaned the Company the amount of $122,580. To evidence such loan, the Company executed and delivered to Mr. Cook the note referred to in Item 3, a Subordinated Security Agreement, and a Registration Rights Agreement. On August 15, 2000, Mr. Cook converted the $122,580 principal balance owing to him under such note into 634,472 shares of the Company's common stock. These transactions were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Company. Except as set forth above, Mr. Cook does not have any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Company's business or corporate structure; (vi) any changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (xi) any other material changes in the operation, management, structure, or financial condition of the Company. Mr. Cook intends to continue to conduct investment activities related to the securities of the Company in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Cook is the beneficial owner of 686,973 shares of the common stock of the Company (50,001 of which he has the right to acquire), representing in the aggregate 21.3 percent of such class.

     (b) See subparagraph (a) of this Item 5.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On October 24, 1998, Mr. Cook loaned the Company the amount of $122,580. To evidence such loan, the Company executed and delivered to Mr. Cook a note referred to in Item 3 and the other agreements referred to in Item 4. On August 15, 2000, Mr. Cook converted the $122,580 principal balance owing under such note into 634,472 shares of the Company's common stock. The Company granted to Mr. Cook in October 1998 options to purchase 33,334 shares of the Company's common stock. On November 29, 1999, a shareholder of the Company, Richard A. Kreitzberg, transferred to Mr. Cook one-half of certain assets he purchased from other shareholders of the Company, including the options to purchase 16,667 of such 33,334 shares. In connection with such agreement, Messrs. Cook and Kreitzberg entered into an Assignment of CMDI Options by the terms of which Mr. Kreitzberg assigned his interest in 16,667 of such 33,334 options to Mr. Cook.

Item 7. Material to Be Filed as Exhibits

     1. 8% Secured Convertible Subordinated Note - previously filed as Exhibit
10.13 to the Quarterly Report for the quarter ended October 31, 1998, filed with the Securities and Exchange Commission ("SEC") on December 15, 1998, and incorporated herein by reference.

     2. Subordinated Security Agreement - previously filed as Exhibit 10.15 to the Quarterly Report on Form 10-QSB for the quarter ended October 31, 1998, filed with the SEC on December 15, 1998, and incorporated herein by reference.

     3. Registration Rights Agreement - previously filed as Exhibit 10.14 to the Quarterly Report on Form 10-QSB for the quarter ended October 31, 1998, filed with the SEC on December 15, 1998, and incorporated herein by reference.

     4. Addendum to Subordinated Security Agreement - previously filed as
Exhibit 10.20 to the Quarterly Report on Form 10-QSB for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999.

     5. Assignment between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.

     6. Assignment of CMDI Options between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October       , 2000                      /s/ William E. Cook
--------------------                      --------------------------------------
Date                                      Signature

                                          William E. Cook
                                          --------------------------------------
                                          Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------

1.          8% Secured Convertible Subordinated Note - previously filed as
            Exhibit 10.13 to the Quarterly Report for the quarter ended October 31, 1998, filed with the Securities and Exchange Commission ("SEC") on December 15, 1998, and incorporated herein by reference.

2. Subordinated Security Agreement - previously filed as Exhibit 10.15 to the Quarterly Report on Form 10-QSB for the quarter ended October 31, 1998, filed with the SEC on December 15, 1998, and incorporated herein by reference.

3. Registration Rights Agreement - previously filed as Exhibit 10.14 to the Quarterly Report on Form 10-QSB for the quarter ended October 31, 1998, filed with the SEC on December 15, 1998, and incorporated herein by reference.

4.          Addendum to Subordinated Security Agreement - previously filed as
            Exhibit 10.20 to the Quarterly Report on Form 10-QSB for the quarter ended January 31, 1999, filed with the SEC on March 17, 1999.

5. Assignment between Richard A. Kreitzberg and William E. Cook dated November 29, 1999.

6.          Assignment of CMDI Options between Richard A. Kreitzberg and William
            E. Cook dated November 29, 1999.